Filed Pursuant to Rule 424(b)(3)
                                                Registration No. 333-68890


                           L.A.M. PHARMACEUTICAL CORP.

                              Prospectus Supplement
                       (To Prospectus Dated June 10, 2002)

      Prospective investors should read this prospectus supplement and the related prospectus carefully before investing in L.A.M.'s common stock. Both documents contain information prospective investors should consider when making an investment decision.

      This prospectus supplement relates to the resale of shares of L.A.M.'s common stock by a number of L.A.M.'s shareholders.

      L.A.M.'s common stock is quoted on the OTC Bulletin Board under the symbol "LAMP". On January 23, 2003 the closing price for one share of L.A.M.'s common stock was $0.29.

            The date of this prospectus supplement is January 24, 2003.








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Recent Developments

Convertible Notes and Warrants

      In November 2002, L.A.M. sold convertible notes, plus Series A, B, C and D warrants, to a group of private investors for $700,000. The notes do not bear interest, are unsecured and are payable on November 1, 2005.

      At the holder's option the notes are convertible into shares of L.A.M.'s common stock equal in number to the amount determined by dividing each $1,000 of note principal to be converted by the Conversion Price. The initial Conversion Price is $0.29.

      If L.A.M. sells any additional shares of common stock, or any securities convertible into common stock at a price below the then applicable Conversion Price, the Conversion Price will be lowered to the price at which the shares were sold or the lowest price at which the securities are convertible, as the case may be.

      Each note holder is prohibited from converting the notes to the extent that such conversion would result in such holder, together with any affiliate of the holder, beneficially owning in excess of 4.999% of the outstanding shares of L.A.M.'s common stock following such conversion. This restriction may be waived by each holder on not less than 61 days' notice to L.A.M. However, the 4.999% limitation would not prevent each note holder from acquiring and selling in excess of 4.999% of L.A.M.'s common stock through a series of acquisitions and sales so long as the holder never beneficially owns more than 4.999% of L.A.M.'s common stock at any one time.

      Until June 16, 2003 the note holders will have a first right of refusal to participate in any subsequent financings involving L.A.M.

      Upon the occurrence of any of the following events L.A.M. is required to redeem the notes at a price equal to 120% of then outstanding principal balance of the notes:

      - the suspension from listing or the failure of L.A.M.'s common stock to be listed on the OTC Bulletin Board for a period of five consecutive trading days; or

      - the effectiveness of the registration statement lapses for any reason or the registration statement is unavailable to the note holders and the lapse or unavailability continues for a period of fifteen consecutive trading days, or 25 non-consecutive trading days during any twelve month period, provided the cause of the lapse or unavailability is not due to factors primarily within the control of the note holders.

      - any representation or warranty made by L.A.M. to the note holders proves to be materially inaccurate or L.A.M. fails to perform any material covenant or condition in its agreement with the note holders.

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      -    a purchase, tender or exchange offer accepted by the holders of more than 33% of L.A.M.'s outstanding shares of common stock.

      - L.A.M. files for protection from its creditors under the federal bankruptcy code.

      The Series A warrants allow the holders to purchase 624,590 shares of L.A.M.'s common stock at a price of $0.35 per share at any time prior to November 1, 2007.

      If L.A.M. sells any additional shares of common stock, or any securities convertible into common stock at a price below the then applicable exercise price of the Series A warrants, the exercise price of the Series A warrants will be lowered to the price at which the shares were sold or the lowest price at which the securities are convertible, as the case may be.

      The Series B warrants allow the holders to purchase 1,312,500 shares of L.A.M.'s common stock at a price of $0.80 per share at any time prior to November 1, 2007. Within two days after the end of any period of ten consecutive days that the closing bid price of L.A.M.'s common stock has exceeded $1.20, L.A.M. has the right, upon 15 days advance written notice to the holders of the Series B warrants, to force the holders to exercise the unexercised portion of the Series B warrants.

      The Series C warrants allow the holders to purchase 875,000 shares of L.A.M.'s common stock at a price of $1.20 per share at any time prior to November 1, 2007. Within two days after the end of any period of ten consecutive days that the closing bid price of L.A.M.'s common stock has exceeded $2.00, L.A.M. has the right, upon 15 days advance written notice to the holders of the Series C warrants, to force the holders to exercise the unexercised portion of the Series C warrants.

      The Series D warrants allow the holders to purchase 656,250 shares of L.A.M.'s common stock at a price of $1.60 per share at any time prior to November 1, 2007. Within two days after the end of any period of ten consecutive days that the closing bid price of L.A.M.'s common stock has exceeded $2.50, L.A.M. has the right, upon 15 days advance written notice to the holders of the Series D warrants, to force the holders to exercise the unexercised portion of the Series D warrants.

      L.A.M.'s right to force the warrant holders to exercise the Series, B, C and D warrants is subject to a number of conditions, including the following:

     - there is in effect a registration statement which the holders may use to sell the shares issuable upon the exercise of the warrants.

     -    L.A.M.'s common stock is listed for trading on the OTC Bulletin Board

      The exercise price of the Series B, C and D warrants is not subject to adjustment except in the case of stock splits, consolidations and similar transactions.

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      Each warrant holder is prohibited from exercising the warrants to the extent that such exercise would result in such holder, together with any affiliate of the warrant holder, beneficially owning in excess of 4.999% of the outstanding shares of L.A.M.'s common stock following such exercise. This restriction may be waived by each holder on not less than 61 days' notice to L.A.M. However, the 4.999% limitation would not prevent each warrant holder from acquiring and selling in excess of 4.999% of L.A.M.'s common stock through a series of acquisitions and sales under the warrants so long as the warrant holder never beneficially owns more than 4.999% of L.A.M.'s common stock at any one time.

       L.A.M. has filed a registration statement with the Securities and Exchange Commission so that the shares of common stock issued upon the conversion of the notes or the exercise of the Series A, B, C and D warrants may be resold in the public market.

Management Changes

     On September 30, 2002 Alan Drizen resigned as L.A.M.'s Chief Executive Officer. Joseph Slechta, L.A.M.'s President, was appointed L.A.M.'s Chief Executive Officer by the Board of Directors on the same date. Mr. Drizen remains a director of the Company.

Summary Financial Data:

Results of Operations:

Income Statement Data:          Nine Months Ended          Year Ended
                                September 30, 2002      December 31, 2001

Sales                           $     22,165       $              --
Licensing Revenue                         --                 300,000
Operating Expenses                 2,340,975              (2,293,299)
Financial Accounting Expenses      2,407,432              (6,450,673)
Interest Income                           --                  45,212
                           -----------------          --------------
Net Loss                         $(4,726,242)            $(8,398,760)
                                 ============            ============
Balance Sheet Data:
                                 September 30, 2002     December 31, 2001

Current Assets                   $   620,030                $158,811
Total Assets                       1,341,636                769,318
Current Liabilities                  714,461                 601,999
Total Liabilities                  1,085,858               1,657,396
Working Capital (Deficiency)         (94,431)               (443,188)
Stockholders' Equity (Deficit)       255,778           (888,078)